[redacted]

SECUR 12010705 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67053

ca.b 2/8/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 University Avenue, Suite 204
(No. and Street)

E. Palo Alto	CA	94303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Christensen 650-305-2581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 07 2012
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.b 2/8/12

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OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

2/2/2012

Notary Public

JOY HAYAME
COMM. #1869938
Notary Public - California
San Mateo County
My Comm. Expires Oct. 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Arbor Advisors, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

PART I

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 8

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	9
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	11

PART II

Report on Internal Control	12 – 13

PART III

SIPC Supplemental Report	14 - 15

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

To the Member
Arbor Advisors, LLC
Palo Alto, California

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the Company) as of December 31, 2011 and related statements of income, changes in financial condition, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the results of its operations, changes in financial condition and member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 16, 2012

Arbor Advisors, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and equivalent	$ 1,407,221
Accounts receivable	50,883
Prepaid taxes	5,790
Property and Equipment, at cost, net of accumulated depreciation of $138,124	16,226
Deposit	27,183
Total Assets	$ 1,507,303
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 15,784
Total Liabilities	15,784
Member's Equity	1,491,519
Total Liabilities and Member's Equity	$ 1,507,303

See accompanying notes to financial statements

Arbor Advisors, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Fees	$ 4,026,550
Interest income	9,642
Other income	6,909
Total Revenues	4,043,101
Expenses	
Accounting	10,220
Advertising/marketing	2,636
Auto expense	15,324
Business development	105,000
Commissions	20,000
Computer and IT services	36,247
Conferences and seminars	10,305
Depreciation	31,070
Dues and subscriptions	121,270
Insurance	62,267
Office expense	9,439
Printing and production	7,430
Professional fees	115,321
Recruiting fees	40,988
Regulatory fees	7,578
Relocation	7,303
Rent	276,158
Salaries and payroll taxes	1,018,493
Telephone	28,502
Travel and entertainment	117,930
All other expenses	21,418
Total Operating Expenses	2,064,899
Income Before Tax Provision	1,978,202
Income Tax Provision	6,800
Net Income	$ 1,971,402

See accompanying notes to financial statements

Arbor Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

		Total
Balance, December 31, 2010	$	3,891,393
Net Income		1,971,402
Member distributions		(4,371,276)
Balance, December 31, 2011	$	1,491,519

See accompanying notes to financial statements

Arbor Advisors, LLC

Statement of Changes in Financial Condition

for the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net income	$ 1,971,402
Depreciation	31,070
Changes in operating assets and liabilities:	
Commissions receivable	779,922
Prepaid taxes	(5,790)
Deposits	(148)
Accounts payable and accrued liabilities	(159,007)
Net cash provided by operating activities	2,617,449
Cash Flows for Investing Activities:	
Purchase of furniture and equipment	(3,953)
Cash Flows for Investing Activities	(3,953)
Cash Flows for Financing Activities:	
Distribution to members	(4,371,276)
Cash Flows for Financing Activities	(4,371,276)
Net increase (decrease) in cash	(1,757,780)
Cash - beginning of year	3,165,001
Cash - end of year	$ 1,407,221
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 18,380

See accompanying notes to financial statements

Arbor Advisors, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 - NATURE OF BUSINESS

Arbor Advisors, LLC (Company) was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on January 23, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents – Cash and equivalents consist of cash on hand and highly liquid investments with original or remaining maturities of three months or less at the time of purchase.

Property and equipment – Acquisitions of property and equipment of $500 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Revenue recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Advisory fees are recognized when the work is performed, retainers are billed as indicated in the contract. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Compensated absences – Accumulated paid time off is accrued when incurred.

Income taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risk – Financial instruments that potentially subject the company to concentrations of credit risk consist of cash deposits. At December 31, 2011, there were combined cash balances on deposit of approximately $1.16 million in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2011, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under a non-cancelable operating lease expiring February 28, 2012.

At December 31, 2011, the future minimum lease payments under the lease agreement were as follows:

2012	$ 303,440
2013	308,256
2014	314,340
2015	320,424
2016	53,573
	$1,300,033

Rent expense for the year ended December 31, 2011 is $276,158.

NOTE 6 – SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2011 through January 16, 2012, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Arbor Advisors, LLC
Schedule I – Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2011

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 1,491,519
Nonallowable assets:		
Accounts receivable	$ 50,883	
Prepaid taxes	5,790	
Property and equipment, net of accumulated depreciation	16,226	
Deposit	27,183	(100,082)
NET CAPITAL		$ 1,391,437
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 1,053	
Minimum dollar net capital required	$ 5,000	
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 1,386,437
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 1,389,859
Computation of Aggregate Indebtedness		
Total liabilities		$ 15,784
Aggregate indebtedness to net capital		.06 to 1

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 1,391,437
Variance -	
Accrued expenses	0
Rounding	0
Net Capital Per Audited Report	$ 1,391,437

See accompanying notes to financial statements

Arbor Advisors, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Arbor Advisors, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
Arbor Advisors, LLC
Palo Alto, California

In planning and performing my audit of the financial statements of Arbor Advisors, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Arbor Advisors, LLC
Palo Alto, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 16, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

To the Member
Arbor Advisors, LLC
Palo Alto, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Arbor Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Arbor Advisors, LLC's management is responsible for the Arbor Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated February 1, 2012 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

To the Member
Arbor Advisors, LLC
Palo Alto, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2012